UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date: July 14, 2022

BORQS TECHNOLOGIES, INC. Commission File Number 001-37593
(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street Kwun Tong, Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 12, 2022, the Nasdaq Stock Market LLC (“Nasdaq”) notified Borqs Technologies, Inc. (the “Company”), that it has regained compliance with Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). As previously disclosed, on August 20, 2021, the Company received a letter from Nasdaq notifying that the minimum bid price per share of its common shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in the Minimum Bid Price Rule.

The Company was provided 180 calendar days, or until February 14, 2022 to regain compliance with the Minimum Bid Price Rule. The Company was then provided an additional 180 calendar days, or until August 15, 2022, to regain compliance. Nasdaq has determined the matter closed because for 10 consecutive business days, from June 27 through July 11, 2022, the closing bid price of the Company’s common shares has been at $1.00 per share or greater.

On July 14, 2022, the Company issued a press release announcing that it has regained compliance with Listing Rule 5550(a)(2). A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press release dated July 14, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: July 14, 2022	By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer

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